June11, 2007

Mr. William Choi, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549.

Mail Stop 3561

Dear Mr. Choi:

Re: Ormat Technologies, Inc. - Form 10-Q for the Quarter Ended March 31, 2007

Filed May 10, 2007 File No. 1-32347

Ormat Technologies, Inc. (the “Company”) acknowledges receipt of the letter dated June 8, 2007 (the “Staff Letter”) from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”). The Company accepts the Staff’s comment and future filings will be revised accordingly.

Sincerely,

Joseph Tenne

Chief Financial Officer

Ormat Technologies, Inc.

 ORMAT TECHNOLOGIES, INC.

6225 Neil Road, Suite 300 • Reno, NV  89511-1136 •  Telephone: (775) 356-9029 • Facsimile: (775) 356-9039